

November 30, 2010

Adam L. Miller
Chief Executive Officer
Cornerstone OnDemand, Inc.
1601 Cloverfield Blvd.
Suite 620 South
Santa Monica, CA 90404

> **Re: Cornerstone OnDemand, Inc.**
> **Registration Statement on Form S-1**
> **Filed November 15, 2010**
> **File No. 333-169621**

Dear Mr. Miller:

We have reviewed your registration statement and have the following comments.

Form S-1/A filed on November 9, 2010

General

1.   We are in receipt of your confidential treatment request, CF Control #26033. Comments with respect to the application will be provided promptly in a separate letter, and must be resolved prior to the desired effective date.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Stock-based Compensation, page 47

2.   We note from your revised disclosures in response to prior comment No. 9 that the estimated fair value of your common stock increased significantly between the June 30, 2010 and September 30, 2010 valuation dates. Given the magnitude of this increase, we believe that you should provide a more robust discussion of the factors and reasons underlying the increase in the estimated fair value of your common stock. In this regard, you should clearly attribute the increase in the enterprise value to the increase in the revenue multiples being used. Disclose why the multiples are increasing and explain why you would have experienced a similar multiple increases as those companies. Also, you should clearly explain the use of revenue multiple of SaaS companies in your valuations and you should explain why those companies are truly comparable to your company in more detail.

3.   We note your response to prior comment No. 9. Please revise your table on page 50 to include the 955,000 stock options granted in November 2010.

Liquidity and Capital Resources, page 67

4.   We note your response to prior comment No. 14. Please revise your disclosures to describe in greater detail your plan of operations for the remainder of the fiscal year. Quantify the anticipated costs and amount of additional capital that will be needed, if any, in order to fund the company's projected operations for a minimum of 12 months from the date of the filing. You should disclose the minimum period of time that you will be able to conduct planned operations using currently-available capital resources.

Consolidated Financial Statements

Notes to the Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Allowance for Doubtful Accounts, page F-19

5.   Your response to prior comment No. 26 indicates that you do not utilize the DSO metric when assessing the collectability of your accounts receivable. Please explain in greater detail why you do not believe DSO is a reliable measure when evaluating the collectability of your accounts receivable. Tell us the amount of accounts receivable write-offs for each period presented. Explain in greater detail why you do not believe an allowance for doubtful accounts is required at each balance sheet date.

Note 10. Income Taxes, page F-37

6.   We note your response to prior comment No. 29. Please revise your disclosures to clarify why the foreign income/(loss) before the provision for income taxes is zero for each period presented.

Recent Sales of Unregistered Securities

Securities Law Compliance, page II-2

7.   We note your response to prior comment 30. We were unable to locate a Form D for your sales in August 2010 made reliance on Rule 506 of Regulation D. Please advise.

You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479, or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488, if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Michael F. Johnson, Staff Attorney, at (202) 551-3477 or, in his absence, to me at (202) 551-3462.

Sincerely,

Mark P. Shuman
Branch Chief - Legal